

June 20, 2011

<u>Via E-Mail</u>
Ben F. Cheek, III
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street, P.O. Box 880
Toccoa, GA 30577

> **Re:** **1st Franklin Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-173684**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-173685**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 002-27985**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 13, 2011**
> **File No. 002-27985**

Dear Mr. Cheek:

We have reviewed your response letter dated June 6, 2011 and the above-referenced filings and have the following comments. Where prior comments are referenced, they refer to the comments in our letter dated May 19, 2011.

Registration Statement on Form S-1 (File No. 333-173684)

Prospectus Cover

1.    We refer to prior comment 4. Please revise your cover to include the date the offering will end.

Item 16. Exhibits and Financial Statement Schedules

4(b) Form of Series 1 Variable Rate Subordinated Debenture

2.    Your Form of Series 1 Variable Rate Subordinated Debenture should, at minimum, include the general terms of the offering as described in the prospectus. Please address the interest adjustment period and redemption rights in your Form.

Registration Statement on Form S-1 (File No. 333-173685)

Prospectus Cover

3.      With respect to the disclosure of all the information required by Item 501(b)(8)(iii) of Regulation S-K, please revise to include the date the offering will end.

Check and Electronic Redemption Options, page 14

4.      With regard to the fourth and fifth paragraphs, revise to file those Agreements as exhibits in your next amendment.  In addition, revise to file as an exhibit a Form of the checks used.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 4(b)

5.      Supplementally advise the Staff why the Form of Note does not indicate it is governed by an Indenture and does not provide information as to the state governing law.  Additionally, advise us as to the meaning of the statements in the Note that it "… is nonnegotiable and transferable only …" and "… may not be transferred or conveyed in whole or in part …"  Please advise as to the sections of the Indenture and the Prospectus that contain these restrictions.

Exhibit 5

6.      We refer to prior comment 10.  Please advise why you have not filed a legality opinion.  Further, as previously requested, advise why counsel has opined in the legality opinion filed as exhibit 5 to the Form S-1 filed April 22, 2011 that the "Notes" will be, among other things, delivered in accordance with the provisions of an indenture dated as of April 3, 2008.

Form 10-Q for the Quarter Ended March 31, 2011

Exhibit 19

Notes to Unaudited Condensed Financial Statements

Note 2- Loans, page 8

7.      We note your response to prior comment 23 of our letter dated May 19, 2011 that refers us to the table you provide us in response to comment 17.  However, the table you refer us to in comment 17 does not provide a break-out of your allowance rollforward by portfolio segment, in accordance with ASC 310-10-50-11B(c).  We reiterate our request for you to provide this table to us and to revise future filings to include this table.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at (202) 551-3396, if you have any questions regarding comments on the financial statements and related matters.  If you have additional comments regarding financial matters, you may contact Sharon M. Blume, Assistant Chief Accountant, at (202) 551-3474.  Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney-Advisor